Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: March 17th, 2005

ALTANA Aktiengesellschaft

(Translation of Registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒                No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___________

SIGNATURES

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), and dated September 24, 2004 (File No. 333-119240).

     This Report on Form 6-K contains:

•	Press Release of March 17th, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: March 17th, 2005	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

	By:	/s/ Rudolf Pietzke
		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press Release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.
Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany
P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

ALTANA continues its sustained success

Sales +8%; Earnings before taxes (EBT) +8%; net income +13%
Dividend up by 14% — the ninth increase in succession

Bad Homburg, March 17, 2005 — ALTANA AG (NYSE: AAA, FSE: ALT) has continued its sustained success of the past years and concluded the business year 2004 again with new record figures. “ALTANA increased all important key figures including sales and earnings for the ninth time in succession. Our strategy to achieve sustained growth through internationalization and innovation is bearing fruit”, stated Dr. Nikolaus Schweickart, Chairman of the Management Board of ALTANA AG at the press conference.

In 2004, consolidated sales rose by 8% to around €3 billion. Adjusted for exchange rate effects, operating growth was 11%. The main impetus for growth came from international business, which now accounts for 83% of total sales. Sales generated outside Germany totaled almost €2.5 billion. The business of the Asian subsidiaries showed the most dynamic growth, with a 26% sales increase to €250 million. In the European markets outside Germany, ALTANA achieved sales of about €1 billion, which is equivalent to a double-digit increase of 12%. The Latin American business also achieved a double-digit increase of 12% to €278 million. Due to exchange rate effects, there was an only single-digit increase in North America, where sales amounted to €880 million. In Germany, ALTANA reported a 2% increase in sales to €491 million.

Top-level profitability

ALTANA’s profitability in 2004 remains at the top-level. Operating income (EBIT) was up by 10% to reach €617 million, earnings before taxes (EBT) increased by 8% to €624 million. Net income rose even stronger due to a lower tax rate. It totaled €391 million in 2004, an increase of 13%. This yields an earnings per share figure of €2.88, which is equivalent to an improvement of 14%.

In line with profitability, the key return figures of the ALTANA Group in 2004 are also at a high level. Measured in terms of EBIT, the 2004 margin was 20.8%, return on sales before taxes (EBT) was 21.1%. Equity was almost €1.7 billion at the end of 2004, which is equivalent to an equity ratio of 62%. Cash flow from operating activities amounted to €427 million.

Investments in future growth

In 2004, ALTANA’s capital expenditure on property, plant and equipment and on intangible assets totaled €226 million. Innovations are an important growth driver for ALTANA. Research and development expenses (R&D) amounted to €445 million, which is equivalent to a substantial 8% rise. ALTANA Pharma increased its R&D activities by 8% to €407 million, ALTANA Chemie by 6% to €38 million.

ALTANA Pharma: Profitability increased despite burdens

ALTANA Pharma AG, Constance, reported sales of €2.1 billion, which corresponds to a significant increase of 7%. Adjusted for exchange rate effects, sales climbed by 9%. The main growth driver was the dynamic international business, which grew by 8% to reach about €1.8 billion, and now accounts for 82% of total sales. Sales in Europe (excluding Germany) rose by 14% to €679 million. In the U.S., ALTANA Pharma reported sales of €647 million, which corresponds to an only slight increase (+1%) on prior year’s figure due to exchange rate effects; in US$ sales increased by 11%. In Latin America, sales were up 10% to €235 million. Sales in Germany went down 1% to €371 million. This was mainly due to savings measures in the German healthcare system (such as the mandatory rebate of 16%).

Despite losses due to the mandatory rebate in Germany and high expenditure on preparing the market launches for new products, operating income (EBIT) increased by 5% to €531 million in 2004. Earnings before taxes (EBT) were €532 million, up 2% on the prior year. Measured in terms of EBIT, the return on sales was 25.2% in 2004. The return on sales before taxes (EBT) was also 25.2%.

ALTANA Pharma achieved €1.8 billion with prescription drugs, which now account for 87% of total sales. The most important sales driver is the proton pump inhibitor Pantoprazole (e.g. Pantozol®/Protonix®) for the treatment of acid-induced gastrointestinal and esophageal diseases. Together with its distribution partners, ALTANA Pharma increased worldwide market sales of Pantoprazole by 6% to reach €2.5 billion in 2004. ALTANA Pharma’s own sales of Pantoprazole totaled €1.2 billion over the past business year, an increase of 9%. In the U.S. market, which accounts for about half of worldwide total sales of Pantoprazole, ALTANA Pharma’s marketing partner Wyeth achieved sales of €1.3 billion. Pantoprazole’s share in new prescriptions in the relevant proton pump inhibitor market in the U.S. went up from 21.5% to 22.9% in 2004.

In the Imaging business, ALTANA Pharma’s sales of contrast media increased by 3% to €109 million in 2004. The OTC business was particularly strengthened through an increase in sales on the Brazilian market related to a pain drug (Neosaldina), which had been bought at the end of 2003. Sales increased by 11% to reach €115 million.

Important milestones for new products achieved

ALTANA Pharma’s license partner Teijin Ltd. submitted an application for approval for the novel inhaled corticosteroid Alvesco® (Ciclesonide) for the treatment of asthma in the Japanese market in January 2004. The first approval worldwide for Alvesco® was granted in February in Australia. In April, approval was granted in the U.K., which was later followed by further approvals in Brazil, Mexico and other countries. In October, ALTANA Pharma’s cooperation partner Sanofi-Aventis received an approvable letter from the U.S. Food and Drug Administration (FDA). At the beginning of December, the Mutual Recognition Procedure (MRP) was completed for 20 countries in Europe. The MRP was followed by several market approvals in Europe. In the U.K., Alvesco® has been available on the market since January 2005, in Germany since February.

The PDE (phosphodiesterase) 4 inhibitor Daxas® (Roflumilast) for the treatment of asthma and chronic obstructive bronchitis (chronic obstructive pulmonary disease, COPD) was filed for approval in Europe in February 2004. Together with its cooperation partner Pfizer, ALTANA Pharma is conducting important phase III studies in the U.S. In Japan, ALTANA and its Japanese partner Tanabe Seiyaku have initiated so-called bridging studies, which are required to file for market approval.

“We have made considerable progress with the implementation our growth strategy in 2004. We have achieved important successes in the approval procedures and the market preparations of our innovative respiratory drugs, thus decisively improving the basis for future growth”, commented Dr. Hans-Joachim Lohrisch, member of the ALTANA AG Management Board and President and CEO of ALTANA Pharma AG.

ALTANA Chemie: Significant increase in sales and earnings

ALTANA Chemie AG, Wesel, significantly increased sales by 13%, taking them to €854 million in 2004. Adjusted for exchange rate effects, ALTANA Chemie reported a 16% growth in sales. In 2004, ALTANA Chemie’s international business rose by 13% to €734 million, now accounting for 86% of total sales. Sales in Europe (excluding Germany) were up by 9% to €334 million. The Asia region again provided the highest increase, with sales growth of 26%, up to €195 million. Due to exchange rate effects, sales in North America increased by only 5% to €131 million. In Germany, sales were up 12% on the prior year’s figure to reach €120 million.

ALTANA Chemie’s increase in earnings figures was even stronger than that of its sales figures. The overall positive business development as well as the successful integration of acquisitions, measures to improve the productivity, and changes in the accounting of goodwill contributed to this result. In 2004, operating income (EBIT) rose by 31% to €121 million. Earnings before taxes (EBT) grew by 37% to €116 million. Measured in terms of EBIT, the return on sales rose accordingly to 14.2%. The return on sales before taxes (EBT) grew to 13.6%.

The largest of ALTANA Chemie’s business units, Additives & Instruments, generated sales of €348 million in 2004, an increase of 13%. The additives business clearly outperformed the market and benefited from the economic recovery in the U.S. and strong demand in China. The new additives production site was opened in Wesel in 2004, and planning as to the construction of a new distribution center commenced.

Sales by the Electrical Insulation business unit with impregnating resins, casting compounds and wire enamels went up by 29% to €291 million in 2004. This disproportionately high growth was due to the positive business development in almost all of the business regions. However, the most important growth driver was the successful integration of Schenectady International, Inc.’s electrical insulation business. In 2004, ALTANA Electrical Insulation also acquired the electrical insulation business of Ranbar Electrical Materials (U.S.). Furthermore, the second Chinese state of the art production site of the Electrical Insulation business unit was opened in Zhuhai near Hong Kong.

Due to divestments, the Coatings & Sealants business (industrial and packaging coatings plus sealing compounds) was slightly below the prior year’s level, generating sales of €215 million. The remaining businesses achieved a sales increase of 7%. With a share of 82% of total sales, the European market is still the most important one. However, China is also an important market. The company’s portfolio adjustments in the industrial coatings business will be completed in 2005.

Focused activities and innovative strength driven forward

In order to fully exploit synergies within the individual business units and to make better use of scale economies, ALTANA Chemie discontinued businesses that no longer belonged to its core activities, and consolidated companies and locations such as Deatech/Syntel, Sterling/Epoxylite and Rhenatech/Beck in 2004. In March 2004, ALTANA Chemie entered into an exclusive, long-term partnership with the U.S. Nanophase Technologies Corporation to develop nanomaterials. This included a 7% share in the company amounting to US$10 million.

“Throughout the past year, we have maintained the high pace of our strategically focused activities and our operational optimizations, and we have never lost the focus on our customers. As a result, our three business units achieved significant growth and ALTANA Chemie has become one of the world’s strongest specialty chemicals company’s with regard to growth rates and earnings at present”, said Dr. Matthias Wolfgruber, member of the Management Board of ALTANA AG and President and CEO of ALTANA Chemie AG.

Dividend increase of 14% proposed

As in the previous years, ALTANA’s shareholders will fully participate in the earnings development of their company. The Management and Supervisory Boards will propose to the Annual General Meeting on May 4, 2005 to distribute a dividend of €0.95 per share for the past financial year. Due to the dividend increase of 14%, the total dividend payment will amount to €133 million. “ALTANA’s success is mirrored in its ninth double-digit dividend increase in succession,” commented Dr. Nikolaus Schweickart.

Number of employees further increased

As of December 31, 2004, the ALTANA Group employed about 10,800 people worldwide. This corresponds to a 4% rise over the prior year. The continuing internationalization is mirrored in the growing number of employees abroad: The staff expanded by 4% to about 5,800 employees. In Germany, the number of employees rose by 3% to about 5,000. ALTANA Pharma employed about 8,200 people worldwide (+6%), ALTANA Chemie employed about 2,500 people (—4% due to divestments). ALTANA has again planned to hire new staff in Germany and abroad during the current year 2005.

Outlook 2005

ALTANA’s growth trend will further continue in 2005. ALTANA Pharma expects its main sales driver Pantoprazole to post a positive sales performance in 2005. ALTANA Pharma’s own sales of Pantoprazole are anticipated to exhibit a growth rate similar to that of 2004. Despite the expenditure on the market launch of Alvesco® and the market preparations for Daxas®, as well as growing R&D expenses, we believe that ALTANA Pharma will record stable earnings in 2005. ALTANA Chemie anticipates further growth in 2005, both organically and in terms of acquisitions. Last year’s portfolio optimizations will have positive effects this year, so earnings should increase again in 2005.

Key figures 2004

ALTANA Group	2004		2003	Change
	in € million		in € million	in %
Sales	2,963		2,735	+ 8
ALTANA Pharma	2,109		1,980	+ 7
ALTANA Chemie	854		755	+ 13

Germany	491		482	+ 2
Abroad	2,472		2,253	+ 10

Earnings figures
Earnings before interest and taxes (EBIT)	617		563	+ 10

Earnings before taxes (EBT)	624		580	+ 8

Net income	391		345	+ 13

Cash flow from operating activities	427		425	—

Total assets	2,699		2,532	+ 7

Equity	1,661		1,445	+ 15

Capital expenditure	226		237	- 5

Research expenses	445		412	+ 8

Key return figures in %
Return on sales before interest and taxes (EBIT)	20.8		20.6
Return on sales before taxes (EBT)	21.1		21.2

Number of employees
Group	10,783		10,402	+ 4
ALTANA Pharma	8,200		7,702	+ 6
ALTANA Chemie	2,521		2,643	- 4

Figures per ALTANA share	in €		in €
Net income	2.88		2.53	+ 14
Dividende	0.95	1)	0.83	+ 14

1)Management recommendation

At the press conference today at 10 a.m. and the analyst meeting at 3 p.m. in Bad Homburg, ALTANA’s Management will explain the 2004 annual financial statements. Both meetings will be webcasted on the Internet at www.altana.com.

The first quarter results will be published on April 28, 2005 combined with a conference call.

The ALTANA Annual General Meeting will take place on May 4, 2005 at the Congress Center Messe Frankfurt.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for the year 2005, the increase of the dividend which is subject to the shareholders’ consent at the Annual General Meeting and the expectations for a further growth of ALTANA. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include the exchange rate of the Euro to foreign currencies, ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available on the Internet at www.altana.com

For inquiries please contact:

Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

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